UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Hitachi Funmatsu Yakin Kabushiki Kaisha

(Names of Subject Company)

Hitachi Powdered Metals Co., Ltd.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

Hitachi Chemical Co., Ltd.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Hitachi Chemical Co., Ltd.
Attn.: Yasuhiro Ouchi
General Manager
Legal Group
Shinjuku-Mitsui Building
1-1, Nishi-Shinjuku 2-chome
Shinjuku-ku, Tokyo 163-0449
Japan
(phone number:+81-3-5381-2350)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release, dated February 26, 2008, of Hitachi Chemical Co., Ltd. ("Hitachi Chemical") and Hitachi Powdered Metals Co., Ltd. ("Hitachi Powdered Metals") regarding the making of Hitachi Powdered Metals into a wholly-owned subsidiary of Hitachi Chemical.

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Hitachi Chemical Co., Ltd. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hitachi Chemical Co., Ltd.

By: ______________________________

Name: Keiichi Takeda
Title: Senior Vice President and Executive Officer

Date: February 26, 2008

EXHIBIT 1

[Translation]

February 26, 2008

To whom it may concern:

Company Name: Hitachi Chemical Co., Ltd.
Representative: Yasuji Nagase
President and Chief Executive Officer
(Code Number: 4217, First Section of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Contact: Takeshi Kato, Manager,
Public and Investor Relations,
Corporate Planning Office
(Tel.: 03(5381)2370)

Company Name: Hitachi Powdered Metals Co., Ltd.
Representative: Hiroshi Fujinami
President, Executive Officer, and Director
(Code Number: 5944, First Section of the Tokyo Stock Exchange)
Contact: Shinichi Nishikawa, General Manager,
Corporate Planning Office
(Tel.: 03(3255)0170)

CONVERSION OF HITACHI POWDERED METALS CO., LTD. INTO A WHOLLY OWNED SUBSIDIARY OF HITACHI CHEMICAL CO., LTD. THROUGH A STOCK-FOR-STOCK EXCHANGE

Hitachi Chemical Co., Ltd. ("Hitachi Chemical") and Hitachi Powdered Metals Co., Ltd. ("Hitachi Powdered Metals") are pleased to announce that both companies, at the respective meetings of their Board of Directors held today, resolved that Hitachi Powdered Metals will be converted into a wholly owned subsidiary of Hitachi Chemical as of April 1, 2008 through a stock-for-stock exchange (*kabushiki-kokan*; hereinafter "Stock-for-Stock Exchange") and have entered into a stock-for stock exchange contract. Hitachi Powdered Metals is scheduled to be delisted from the Tokyo Stock Exchange, Inc. (the "Tokyo Stock Exchange") prior to the effective date of the Stock-for-Stock Exchange.

1. Purpose of Converting Hitachi Powdered Metals into a Wholly Owned Subsidiary through the Stock-for-Stock Exchange

(1) Purpose of the Stock-for-Stock Exchange

As described in "1. Purpose of the Tender Offer" of the Announcement of Commencement of Tender Offer for Shares of Hitachi Powdered Metals Co., Ltd. (the "Announcement of Commencement of Tender Offer") dated December 21, 2007, Hitachi Chemical conducted a tender offer for shares of Hitachi Powdered Metals (the "Tender Offer") during the period from December 27, 2007 to February 12, 2008, with the aim of converting Hitachi Powdered Metals into its wholly owned subsidiary. As a result, as of the date hereof, Hitachi Chemical holds 29,667,357 issued and outstanding shares of Hitachi Powdered Metals (which account for 91.36% of the total number of issued and outstanding shares of Hitachi Powdered Metals and for 92.69% in terms of the ratio of voting rights thereof[1]).

Hitachi Chemical is currently striving to expand its business with a focus on four promising business areas: Telecommunication and Displays, Automobile, Energy and Life Sciences. These areas, which bring the technological strengths of Hitachi Chemical into full play, are expected to achieve high growth on a global basis. Meanwhile, Hitachi Chemical recognizes the need to maximize the synergies between the businesses within the Hitachi Chemical Group to enhance its corporate value. To achieve that, Hitachi Chemical has also assiduously implemented measures to consolidate its businesses and strengthen alliances among Hitachi Chemical Group members.

Hitachi Powdered Metals has developed business operations in two core business fields: powdered metallurgical products, mainly for automotive parts, and chemical products, mainly for carbon products. In recent years, Hitachi Powdered Metals and Hitachi Chemical have strengthened technological and marketing alliances to promote further growth and development of businesses in the Automobile and Energy domains, areas in which the Hitachi Chemical Group especially focuses its efforts. Hitachi Chemical feels that results have been produced by such alliances, and while both business fields are highly promising in terms of growth potential, it is undeniable that worldwide competition will become fiercer, and Hitachi Chemical has come to the conclusion that it is necessary to plan for the growth of its business on a comprehensive, business-wide level by strengthening its alliance with Hitachi Powdered Metals with a view to the future.

Based on an awareness of the situation described above, Hitachi Chemical has concluded that the best means of ensuring the future growth of businesses within the Hitachi Chemical Group is to deepen the business alliance between Hitachi Chemical and Hitachi Powdered Metals by making Hitachi Powdered Metals into a wholly owned subsidiary of Hitachi Chemical so as to pursue synergies in all aspects of business operations, ranging from R&D to manufacturing and sales. In other words, it is anticipated that a closer alliance of management resources of Hitachi Chemical and Hitachi Powdered Metals in the automotive parts and carbon product businesses would enable the provision of a higher level of business value to customers through the improvement of technological capabilities and operational efficiency, and would lead to greater corporate value of both Hitachi Chemical and Hitachi Powdered Metals through the development of new markets.

Furthermore, Hitachi Powdered Metals has also concluded that the best means of ensuring the future growth of businesses within the Hitachi Chemical Group for Hitachi Chemical to acquire all the shares of Hitachi Powdered Metals and thereby deepen the business alliance between Hitachi Chemical so as to pursue synergies in all aspects of business operations, ranging from R&D to manufacturing and sales, as described in the "Announcement of an Opinion on Hitachi Chemical Co., Ltd.'s Tender Offer for Shares of Hitachi Powdered Metals Co., Ltd." dated December 21, 2007.

Based on such decisions, in the event that Hitachi Chemical failed to acquire all the issued and outstanding shares of Hitachi Powdered Metals, both companies planned to conduct the Stock-for-Stock Exchange as described in the "Announcement of Commencement of Tender Offer" dated December 21, 2007, and through the Stock-for-Stock Exchange, deliver shares of Hitachi Chemical to replace shares of all shareholders of Hitachi Powdered Metals who did not subscribe to the Tender Offer.

In view of the aforementioned circumstances, Hitachi Chemical and Hitachi Powdered Metals today have determined to conduct the Stock-for-Stock Exchange with April 1, 2008 as the effective date thereof, and have entered into a stock-for-stock exchange contract.

Going forward, Hitachi Chemical and Hitachi Powdered Metals will apply the excellent proprietary technologies of both companies to their own product development and share the broad customer bases each has respectively built up in order to enhance business synergies. Further, Hitachi Powdered Metals believes that becoming a wholly owned subsidiary of Hitachi Chemical offers a good opportunity for it to raise its corporate value by strengthening its competitiveness and expanding its business through the effective utilization of the management resources of the overall Hitachi Chemical Group.

Note 1: It is calculated as the ratio of 29,667 voting rights relating to shares of Hitachi Powdered Metals held by Hitachi Chemical to the total number of voting rights held by all the shareholders of Hitachi Powdered Metals, which is 32,007 voting rights, as of September 30, 2007. Figures are rounded off to two decimal places.

(2) Plan for the delisting of shares of common stock from the stock exchange and reasons thereof
Through the Stock-for-Stock Exchange, Hitachi Powdered Metals will become a wholly owned subsidiary of Hitachi Chemical as of April 1, 2008 as the effective date thereof, and the shares of Hitachi Powdered Metals will be delisted from the Tokyo Stock Exchange as of March 26, 2008 (the final trading date will be March 25, 2008). Trading of shares of Hitachi Powdered Metals at the Tokyo Stock Exchange will not be possible after the delisting thereof.

As the consideration in the Stock-for-Stock Exchange are shares of Hitachi Chemical, which is listed on both the Tokyo Stock Exchange and the Osaka Securities Exchange Co., Ltd. (the "Osaka Securities Exchange"), for each shareholder of Hitachi Powdered Metals who holds not less than 271 shares of Hitachi Powdered Metals' common stock, liquidity will continue to be provided even after the completion of the Stock-for-Stock Exchange, provided, however, that for shareholders of Hitachi Powdered Metals who hold less than 271 shares of Hitachi Powdered Metals, shares of less than one share unit, which is 100 shares of Hitachi Chemical, shall be allotted. Refer to Note 3 of 2. (2) for the treatment of shares constituting less than one share unit (*tangen-miman-kabushiki*).

(3) Measures taken to assure fairness
To ensure the fairness and appropriateness of the stock exchange ratio in the Stock-for-Stock Exchange in light of the fact that Hitachi Chemical holds 92.69% of the total number of voting rights held by all the shareholders of Hitachi Powdered Metals as described above, Hitachi Chemical and Hitachi Powdered Metals respectively requested the valuation of the stock exchange ratio by third-party assessors independent from both companies, as described in 2. (3) below, and obtained reports of the valuation results. Using the valuation results as a reference, discussions, negotiations and consultations were conducted between both companies, and as a result, it was decided that the Stock-for-Stock Exchange would be implemented using the agreed-upon stock exchange ratio. Neither Hitachi Chemical nor Hitachi Powdered Metals has obtained an opinion on fairness, or a Fairness Opinion, from their respective third-party assessors.

(4) Measures taken to prevent conflicts of interest
As Katsuki Miyauchi and Kazuyoshi Tsunoda concurrently serve as Vice President and Executive Officer of Hitachi Chemical and Outside Director of Hitachi Powdered Metals, with a view to preventing conflicts of interest, each refrained from participating in discussions and the subsequent resolution of the aforementioned Board of Directors of Hitachi Powdered Metals and also refrained from participating in the discussions and negotiations with Hitachi Chemical from the standpoint of Hitachi Powdered Metals.

2. Outline of the Stock-for-Stock Exchange

(1) Schedule of the Stock-for-Stock Exchange

Board of Directors meeting to approve the Stock-for-Stock Exchange (both companies)	February 26, 2008 (Tuesday)
Conclusion of the stock-for-stock exchange contract	February 26, 2008 (Tuesday)
Date for delisting (Hitachi Powdered Metals)	March 26, 2008 (Wednesday) (planned)
Planned date for the Stock-for-Stock Exchange (effective date)	April 1, 2008 (Tuesday) (planned)
Date for the issue of share certificates	May 20, 2008 (Tuesday) (planned)

Note: The Stock-for-Stock Exchange is planned to be conducted without receiving approval by resolution of a general meeting of shareholders pursuant to Article 796, Paragraph 3, of the Companies Act (a so-called simplified stock-for-stock exchange) in the case of Hitachi Chemical, and with respect to Hitachi Powdered Metals, pursuant to Article 784, Paragraph 1, of the Companies Act (a so-called summary stock-for-stock exchange).

(2) Allotment of shares in relation to the Stock-for-Stock Exchange

Company Name	Hitachi Chemical (wholly owning parent company)	Hitachi Powdered Metals (wholly owned subsidiary)
Stock exchange ratio for allotment of shares in the Stock-for-Stock Exchange	1	0.37
Number of shares to be newly issued through the Stock-for-Stock Exchange	Common stock: 1,038,345 shares (planned)	

Notes:

1. Stock exchange ratio for allotment of shares
   0.37 shares of Hitachi Chemical's common stock will be allotted for one (1) share of Hitachi Powdered Metals' common stock, provided, however, that allotment of shares through the Stock-for-Stock Exchange will not be made for the 29,667,357 Hitachi Powdered Metals shares held by Hitachi Chemical.
2. Number of shares to be newly issued
   Number of shares to be newly issued through the Stock-for-Stock Exchange is subject to change for reasons such as the retirement of treasury shares held by Hitachi Powdered Metals, etc.
3. Treatment of shares constituting less than one share unit (*tangen-miman-kabushiki*)
   The shareholders who will be allotted, and thereby hold, shares of Hitachi Chemical constituting less than one share unit upon the Stock-for-Stock Exchange will be entitled to use the following systems concerning shares of Hitachi Chemical. Notice of detailed information such as the date of commencement for the handling of requests will be given along with the guide for submission of share certificates, which is scheduled to be dispatched in late February 2008. Furthermore, shareholders cannot sell shares constituting less than one share unit in the stock exchange markets.

   (i) Further purchase *(kaimashi)* of shares constituting less than one share unit (purchase to reach a total of 100 shares)
   A system whereby holders of Hitachi Chemical shares constituting less than one share unit may purchase shares such as to achieve a total of one share unit *(tangen)*.

   (ii) Purchase (*kaitori*) by Hitachi Chemical of shares constituting less than one share unit (sale by a shareholder of shares constituting less than one share unit)
   A system whereby Hitachi Chemical purchases shares constituting less than one share unit which cannot be sold in the market from any holder of such shares of Hitachi Chemical.

(3) Basis of the valuation for allotment of shares in relation to the Stock-for-Stock Exchange, etc.

(i) Basis of valuation and background

To ensure the fairness and appropriateness of the stock exchange ratio in the Stock-for-Stock Exchange, Hitachi Chemical and Hitachi Powdered Metals respectively determined to request third-party assessors independent from both companies to calculate the stock exchange ratio, and Hitachi Chemical and Hitachi Powdered Metals appointed Nomura Securities Co., Ltd. ("Nomura Securities"), and KPMG FAS Co., Ltd. ("KPMG"), respectively, as their third-party assessors.

As shares of Hitachi Chemical are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange, and a market share price exists, in the valuation for Hitachi Chemical, Nomura Securities adopted the market price method (in consideration of various conditions, with February 21, 2008 as the assessment record date, and the closing stock price on the record date and the average value of the closing stock prices on each trading day from January 25, 2008, the day following the announcement of the third quarter results for the fiscal year ending March 2008, until the record date), taking into account the facts, various conditions, and results of the Tender Offer conducted prior to the Stock-for-Stock Exchange. With respect to Hitachi Powdered Metals, as its shares are listed on the Tokyo Stock Exchange, and a market share price exists, in the valuation for Hitachi Powdered Metals, Nomura Securities adopted the market price method (in consideration of various conditions, with February 21, 2008 as the assessment record date, and the closing stock price on the record date and the average value of the closing stock prices on each trading day from January 25, 2008 until the record date); further, in order to take into account the state of future business operations in the assessment, the discounted cash flow method (the "DCF method") was also adopted. In addition, as there are several comparable listed companies for which comparison to Hitachi Powdered Metals is possible, and analogical inference of share prices is possible through the comparable peer company method, the comparable peer company method was also adopted. The following show the assessment ranges according to each valuation method when the share value per share of Hitachi Chemical shares is set at one (1).

Assessment method	Assessment range of the stock exchange ratio
Market price method	0.350～0.367
DCF method	0.291～0.398
Comparable peer company method	0.307～0.336

As shares of Hitachi Powdered Metals are listed on the Tokyo Stock Exchange, and a market share price exists, KPMG adopted the market price method (in consideration of various conditions, with February 21, 2008 as the valuation record date, and the closing stock price on the record date and the average value of the closing stock prices on each trading day from January 25, 2008, the day following the announcement of the third quarter results for the fiscal year ending March 2008 of Hitachi Chemical, until the record date) in the valuation for Hitachi Powdered Metals, taking into account the facts, various conditions, and results of the Tender Offer conducted prior to the Stock-for-Stock Exchange; further, in order to take into account the state of future business operations in valuations, the discounted cash flow method (the "DCF method") was adopted, and in addition to that, comparable peer company method was adopted. With respect to Hitachi Chemical, as its shares are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange, and a market share price exists, KPMG adopted the market price method (in consideration of various conditions, with February 21, 2008 as the valuation record date, and the closing stock price on the record date and the average value of the closing stock prices on each trading day from January 25, 2008 until the record date) in the valuation for Hitachi Chemical. The following show the ranges of ratio per value of one share of Hitachi Powdered Metals shares according to each valuation method when the share value per share of Hitachi Chemical shares is set at one (1). Hitachi Powdered Metals received an explanation from KPMG of the substance of each method's results in light of the facts, various conditions, and results of the Tender Offer and the actual conditions of the Stock-for-Stock Exchange, etc.

Valuation method	Ranges of ratio according to each valuation method
Market price method	0.350～0.367
DCF method	0.338～0.447
Comparable peer company method	0.230～0.273

Hitachi Chemical and Hitachi Powdered Metals both carefully examined the valuation results for the stock exchange ratio that were submitted by the aforementioned third-party assessors, and upon thorough consideration, negotiations and consultations between them in light of the results of the Tender Offer, and having received approval at respective meetings of the Board of Directors held on February 26, 2008 for the agreed-upon stock exchange ratio for the Stock-for-Stock Exchange, the stock exchange ratio for the Stock-for-Stock Exchange was decided. The valuation results for the stock exchange ratio that were submitted by the aforementioned third-party assessors do not express an opinion on fairness concerning the stock exchange ratio for the Stock-for-Stock Exchange.

(ii) Relationship with the third-party assessors
Neither Nomura Securities nor KPMG fall under the category of related parties with respect to Hitachi Chemical or Hitachi Powdered Metals.

(4) Handling of the stock acquisition rights and convertible bonds of the wholly owned subsidiary upon the Stock-for-Stock Exchange
Hitachi Powdered Metals does not issue stock acquisition rights (*shinkabu-yoyakuken*) or convertible bonds (*shinkabu-yoyakuken-tsuki-shasai*).

3. Outline of the Companies Party to the Stock-for-Stock Exchange (As of September 30, 2007)

(1)	Company Name	Hitachi Chemical Co., Ltd. (Wholly owning parent company)	Hitachi Powdered Metals Co., Ltd. (Wholly owned subsidiary)
(2)	Description of Business	Manufacture and sales of electronics-related products and advanced performance products	Manufacture and sales of powdered metallurgical and chemical products

(3)	Date of Incorporation	October 10, 1962		August 16, 1968	
(4)	Address of Head Office	1-1, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo		2-1, Minoridai 5-chome, Matsudo-shi, Chiba	
(5)	Name and Title of the Representative	Yasuji Nagase, President and Chief Executive Officer		Hiroshi Fujinami, President, Executive Officer, and Director	
(6)	Capital	¥15,439 million		¥4,434 million	
(7)	Number of Shares Issued and Outstanding	207,447,608 shares		32,473,696 shares	
(8)	Net Assets	¥277,662 million (Consolidated)		¥26,902 million (Consolidated)	
(9)	Total Assets	¥478,942 million (Consolidated)		¥39,950 million (Consolidated)	
(10)	Closing Date	March 31		March 31	
(11)	Number of Employees	17,790 (Consolidated)		1,451 (Consolidated)	
(12)	Major Business Partners	Nissan Motor Co., Ltd. Group Hitachi, Ltd. Group Others		Denso Corporation Honda Motor Co., Ltd. Nissan Motor Co., Ltd. Others	
(13)	Major Shareholders and Shareholding Ratio	Hitachi, Ltd.	51.12%	Hitachi Chemical Co., Ltd.	52.57%
		Japan Trustee Services Bank, Ltd. (Trust account)	5.59%	Nippon Mining & Metals Co., Ltd.	9.49%
		The Master Trust Bank of Japan, Ltd. (Trust account)	5.31%	Hitachi Powdered Metals Employees' Share Ownership Association *(shain-mochikabukai)*	1.41%
		Nippon Life Insurance Co.	2.02%	The Master Trust Bank of Japan, Ltd. (Trust account)	1.39%
		Dai-ichi Mutual Life Insurance Co.	1.45%	CBNY DFA International Cap Value Portfolio (Standing proxy: Citibank Japan Ltd.)	0.93%
		National Mutual Insurance Federation of Agricultural Cooperatives	1.21%	Japan Trustee Services Bank, Ltd. (Trust account)	0.74%
		Trust & Custody Services Bank, Ltd. (Pension trust account)	0.96%	Sompo Japan Insurance Inc.	0.46%
		The Nomura Trust and Banking Co., Ltd. (Investment trust)	0.88%	Mizuho Corporate Bank, Ltd. (Standing proxy: Trust & Custody Services Bank, Ltd.)	0.34%
		Goldman Sachs International (Standing proxy: Goldman Sachs (Japan) Ltd.)	0.72%	Toshi Yamaguchi	0.31%
		The Chase Manhattan Bank N.A. London (SL Omnibus Account) (Standing proxy: Mizuho Corporate Bank, Ltd., Kabutocho Custody & Proxy Department)	0.69%	NIPPO LTD.	0.29%
(14)	Major Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd.		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	
(15)	Relationship between the companies party to the Stock-for-Stock Exchange, etc.	Capital Relationship		Hitachi Chemical is a parent company of Hitachi Powdered Metals, holding 91.36%, or 29,667,357 shares of the total number of shares issued and outstanding (as of February 26, 2008). (Note)	
		Personnel Relationship		Hitachi Chemical has seconded two Directors to Hitachi Powdered Metals.	
		Transaction Relationship		There are no significant transactions between Hitachi Chemical and Hitachi Powdered Metals, or their officers.	
		Status as a Related Party		Hitachi Powdered Metals is a consolidated subsidiary of Hitachi Chemical, and hence falls under the category of related parties with respect to Hitachi Chemical.	

Note: As a result of the Tender Offer for shares of Hitachi Powdered Metals conducted by Hitachi Chemical during the period from December 27, 2007, to February 12, 2008, Hitachi Chemical's current shareholding ratio of the total number of shares issued and outstanding by Hitachi Powdered Metals is 91.36% (92.69% of total voting rights). Figures are rounded off to two decimal places.

(16) Business Results of the Most Recent Three Years (Consolidated)

	Hitachi Chemical Co., Ltd. (Wholly owning parent company)			Hitachi Powdered Metals Co., Ltd. (Wholly owned subsidiary)		
Fiscal Year	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007
Net sales (Millions of yen)	555,568	602,703	628,805	39,866	41,538	42,430
Operating income (Millions of yen)	46,910	53,833	55,750	2,360	1,300	1,090
Ordinary income (Millions of yen)	46,214	54,429	56,714	2,486	1,459	1,125
Net income (Millions of yen)	25,714	31,593	32,766	1,817	1,034	781
Net income per share (Yen)	123.46	152.01	158.02	55.89	31.75	24.13
Dividend per share (Yen)	17.00	23.00	28.00	13.00	13.00	13.00
Net assets per share (Yen)	872.20	1,037.83	1,175.49	765.88	802.78	819.48

(17) Business Results of the Most Recent Three Years (Non-Consolidated)

	Hitachi Chemical Co., Ltd. (Wholly owning parent company)			Hitachi Powdered Metals Co., Ltd. (Wholly owned subsidiary)		
Fiscal Year	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007
Net sales (Millions of yen)	218,568	242,797	255,021	33,680	34,980	35,266
Operating income (Millions of yen)	26,694	33,817	37,139	1,614	633	594
Ordinary income (Millions of yen)	28,717	37,577	39,287	1,745	982	709
Net income (Millions of yen)	14,659	24,225	25,478	1,189	750	536
Net income per share (Yen)	70.73	116.87	122.88	36.70	23.16	16.58
Dividend per share (Yen)	17.00	23.00	28.00	13.00	13.00	13.00
Net assets per share (Yen)	638.49	743.86	839.56	698.22	707.12	707.86

4. The Company after the Stock-for-Stock Exchange

(1)	Company Name	Hitachi Chemical Co., Ltd.
(2)	Description of Business	Manufacture and sales of electronics-related products and advanced performance products
(3)	Address of Head Office	1-1, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo
(4)	Name and Title of the Representative	Yasuji Nagase, President and Chief Executive Officer
(5)	Capital	Undetermined
(6)	Total assets	Undetermined
(7)	Net assets	Undetermined
(8)	Closing date	March 31

(9) Summary of the Accounting Treatment

The Stock-for-Stock Exchange transaction is expected to be recorded as a transaction with minority shareholders under the category of transactions involving entities under common control. The amount of goodwill generated by the Tender Offer and to be generated by the Stock-for-Stock Exchange is yet to be determined.

(10) Prospects for the Impact on Business Results

The impact of the Tender Offer and the Stock-for-Stock Exchange on Hitachi Chemical's business results for the consolidated and non-consolidated fiscal year ending March 31, 2008 will be immaterial.

END